Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
September 16, 2010
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
GWR Operating Partnership, L.L.L.P. and Great Wolf Finance Corp.
Registration Statement on Form S-4
Ladies and Gentlemen:
     On behalf of our client, GWR Operating Partnership, L.L.L.P., a Delaware limited liability limited partnership (the “Company”), Great Wolf Finance Corp., a Delaware corporation (“Great Wolf Finance” and together with the Company, the “Issuers”), and Great Wolf Resorts, Inc. and certain of its direct and indirect subsidiaries (collectively, the “Guarantors”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the proposed registration under the Securities Act of 1933 (the “Securities Act”), of the offer to issue $230,000,000 aggregate principal amount of the Issuers’ 10.875% First Mortgage Notes due 2017 and the guarantees of such securities by the Guarantors in exchange for a like principal amount of substantially similar notes and guarantees that were issued on April 7, 2010 in a transaction exempt from registration under the Securities Act.
     The Issuers have informed us that the filing fee in the amount of $16,399.00 was wired to the Securities and Exchange Commission’s account at U.S. Bank.
     Should you have any questions regarding the Registration Statement, please feel free to contact Lawrence G. Wee at (212) 373-3052 or me at (212) 373-3675.
Very truly yours,
/s/ K. Ruth Wahl
K. Ruth Wahl

cc:	J. Michael Schroeder Great Wolf Resorts, Inc. Lawrence G. Wee, Esq.